Exhibit 99.1

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aura
360° MINING

Third Quarter 2026 Presentation of Financial Results

November 6, 2026

Find, mine and deliver the planet's most important and essential minerals that enable the world and humankind to **create, innovate, and prosper.**

November 2026

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AURA DAY 2026

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2 Forward - Looking Information This presentation contains “forward - looking information” and “forward - looking statements”, as defined in applicable securities laws (collectively, “forward - looking statements”) including the Private Securities Litigation Reform Act of 1995 which include, but are not limited to, statements with respect to the activities, events or developments that we expect or anticipate will or may occur in the future, including our guidance and targets . Known and unknown risks, uncertainties and other factors, many of which are beyond our ability to predict or control, could cause actual results to differ materially from those contained in the forward - looking statements . Non - IFRS Financial Measures This presentation uses the following non - IFRS measures : Adjusted EBITDA ; Adjusted Net Income, cash operating costs per gold equivalent ounce sold ; AISCs ; Net Debt ; and Adjusted EBITDA Margin, which are non - GAAP financial measures . These non - GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies . The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS . Reconciliations are provided in the Company’s Earnings Release . Technical Information The technical information in this presentation has been approved and verified by Farshid Ghazanfari, P . Geo . , who is the Qualified Person as that term is defined under NI 43 - 101 and S - K 1300 for Aura . Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability . All technical information relating to Aura’s properties and the Company’s mineral reserves and resources is available on SEDAR+ at www . sedarplus . ca and EDGAR on www . sec . gov . Readers are also advised to refer to the latest annual information form and technical reports of the Company as well as other continuous disclosure documents filed by the Company available at www . sedarplus . ca and www . sec . gov .

Third Quarter 2026 Results Operational Performance and Highlights

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Executive Summary – Q3 2026 Highlights 4 1. We calculate dividend yield as the announced dividend per share divided by the Nasdaq share price in U.S. dollars on the announcement date (dividend yield = dividend per share / share price at announcement date on each quarter). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the Nasdaq share price (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period. • Record High Production : Q3 2026 reached 96k GEO, a 27% increase compared to Q2 2026. In 9M 2026, production was 253k GEO . Aura is on track to deliver its consolidated Guidance of 340k – 390k GEO in 2026. • Net Revenues: Q3 reached US$386 M (gold price @US$ 4,202/Oz) ; up 15% QoQ, also a new record high. • Adjusted EBITDA : Q3 US$237 M; 9M 2026 of US$677 M (gold price @ US$ 4,436/Oz). LTM at US$ 886 M • AISC Performance : Q3 AISC was US$1,953/GEO, with start of improvements at MSG. Ex - MSG AISC was US$1,673/GEO, in line with the planned mine sequencing. • Recurring Free Cash Flow: Q3 2026 US$124 M, already net of gold hedges payments (US$ 34 M), almost entirely financing expansion capex, dividends and buybacks. • Q3 2026 Net Debt of US$179 M. Net Debt/EBITDA LTM stable at 0.2x. Cash & equivalents of US$ 418 million. • Dividend of US$ 0.72/share declared. Including buybacks of US$ 10 million in Q3, LTM yield 1 of 4.0% • Additional events: o Era Dorada Project : On schedule (Earthmoving of the operational Plateau is Concluded), alongside strong environmental (process water reuse, purified water to community and future geothermal energy) and social positive outcomes ( 1 , 500 + community engagement hours, 795 + employees, ~ 25 , 000 people that will be positively impacted) . o Syndicated Loan Facility : US $ 200 M syndicated loan at SOFR + 2 . 70 % p . a . , diversifying funding sources and supporting growth projects . o Mining Fleet Insourcing : Aura signed a definitive agreement to acquire the mining fleet and workforce at Apoena, Almas and Borborema, bringing operations in - house from January 2027 . Expected AISC reduction of US $ 150 – 200 /oz from 2027 . Closing is subject to conditions precedent, including CADE clearance .

Advancing Safety Culture: consistent performance during a period of operational growth Stability of our Structures Safety of our Employees On safety, we had no lost - time incidents in the third quarter . With hours worked and exposure increasing as we grow, we have intensified leadership presence in the field, focused on teams performing critical - risk activities . These actions are guided by our SIGA corporate audit cycle, completed in August . We are also testing AGIR, our new AI - enabled platform, at Borborema . AGIR brings our safety, environmental and health data into one place . Its AI cross - references inspections, audits and incident investigations to identify patterns and map where critical deviations are concentrated . This will allow us to prioritize actions and act preventively, before incidents happen During the quarter, Aura’s tailings dams, waste dumps and heap leach pads that are currently in operation were all satisfactorily stable and comply with all current legislation. In September 2026, the Apoena, Almas, Serra Grande, and Borborema tailings dams received Declarations of Condition of Stability for their structures, emitted by independent experts in accordance with Brazilian legislation.

Record Q3 2026 production; on track to achieve 2026 Production Guidance

Quarterly Production
000 GEO[1,2]



LTM
266
269
267
259
259
265
280
302
313
335
64
68
66
60
64
74
82
82
75
96
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Quarterly Production by Business Unit
000 GEO[1,2]



MSG
Borborema
Almas
Minosa
Apoena
Aranzazu
Q3 2025: 10, 15, 18, 9, 22
Q4 2025: 5, 16, 16, 18, 9, 19
Q1 2026: 9, 17, 15, 17, 7, 16
Q2 2026: 7, 14, 16, 14, 6, 18
Q3 2026: 13, 23, 14, 13, 7, 25

Aranzazu: +35% QoQ at constant prices, on higher grades from mine sequencing and more ore milled. 9M: 61k GEO (-12% YoY), reflecting lower H1 grades.

Apoena: +20% QoQ. Grades rose 27% QoQ as Phase 3 at Nosde advanced. Higher grades expected in Q4. 9M: 20k GEO (-24% YoY).

Minosa: -7% QoQ, as plant feed was 14% lower because of the higher leach pad stacking level, and grades were lower. 9M: 45k GEO (-16% YoY).

Almas: -12% QoQ, on lower grades while extra ore was processed after the plant expansion. Higher grades expected in Q4. 9M: 46k GEO (+12% YoY), with 30% more plant feed.

Borborema: Record quarter, +60% QoQ, driven by 42% higher grades as planned. 9M production reached 54k GEO — already ~70% of the top end of guidance and on track. Two additional filters are now installed and operating, debottlenecking the plant and supporting higher throughput.

MSG: +85% QoQ, on higher grades (0.90 to 1.19 g/t), 28% more plant feed and better recovery as the turnaround advances. 9M: 29k GEO.

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant periods.
2. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov
3. At constant prices. "Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. For more details access the Earnings Releases on https://www.auraminerals.com/en/investors/results-center/

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Q3 2026 AISC down QoQ; MSG improving but still weighing on consolidated AISC, with further reduction expected in Q4



AISC ex-MSG: $1,673
AISC at constant Q3 25 prices and ex MSG: $1,593
AISC[1]
US$/GEO[2]
1,292
1,372
1,461
1,449
1,396
1,521
1,829
1,985
1,953
Guidance 2026: $1,720-$1,865
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Excluding MSG (in turn-around phase), Aura's AISC at US$ 1,673 places the company in the first quartile of the industry's H1 2026 AISC curve[3]

1. This refers to All In Sustaining cash operating costs per gold equivalent ounce sold. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on Sedar+ at www.sedarplus.ca and EDGAR at www.sec.gov
2. Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period
3. Source: Aura – Q3 2026 Earnings Release; industry AISC data: Metal Focus, Gold Mine Cost Service – Q1 and Q2 2026 editions, grouped by Company

- **Aranzazu**: AISC $1,425/GEO, -25% QoQ, on higher sales volumes and lower sustaining CAPEX (US$5.4M vs. US$7.3M). 9M: $1,748/GEO.
- **Apoena**: AISC $3,554/GEO, +33% QoQ, due to higher sustaining development CAPEX at Nosde (US$7.6M vs. US$3.7M). 9M: $2,769/GEO.
- **Minosa**: AISC $1,775/GEO, +15% QoQ, on higher Cash Cost from lower production and 26% higher CAPEX. 9M: $1,547/GEO.
- **Almas**: AISC $1,722/GEO, +6% QoQ, on higher Cash Cost mainly due to mine development and sustaining capex. 9M: $1,580/GEO.
- **Borborema**: AISC $1,261/GEO, +14% QoQ, on a higher strip ratio (2.1x to 4.6x) and higher sustaining capex (US$2.0M vs. US$0.8M). 9M: $1,216/GEO.
- **MSG**: AISC $3,647/GEO, -30% QoQ, mainly due to 85% higher sales. It is still high as the turnaround enters its final phases; expected to decrease in the quarters to come. 9M: $4,043/GEO.

7

Era Dorada

Setting a New Standard for Sustainable Mining Worldwide


GUATEMALA
Era Dorada
Jutiapa
~200km
Minosa
Copan
HONDURAS

- The project reached 13.1% overall physical progress and is progressing according to the plan, on time and on budget. US$ 52 million invested so far
- Underground Mine development is progressing, with the contractor 60% mobilized, delineation drilling underway, and mine refrigeration and underground equipment already on site
- Over 795 people employed by September, 89% are Guatemalan

Key Milestones Q3 2026



Community Relationship

Strong community engagement, with 9 active communities, and continuous development roundtables. Around 1500 hours of dialogue was registered to date



Construction

Earthmoving of the operational plateau was completed, and civil works for the mill and CIL areas are progressing according to plan



Operational Progress

Implementation of the mine ventilation system

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com MSG The turnaround is progressing: Q3 gold output up 85% QoQ » Operational mine acquired for US$76M » Safety: Zero LTI YTD » Mine development performance in critical areas is 80 – 90% higher than last year , relieving bottlenecks and laying the groundwork for 2027 production Key Milestones Q3 2026 Progress on Underground Cooling Infrastructure Upgrades to underground infrastructure and cooling cut temperatures by up to 2 Σ C in areas 1,000 meters deep, improving operational efficiency. Q4 2026 and 2027 priorities Scale the bottom - up method to new stopes and raise underground ore in plant feed through Q4, with primary development on pace for full capacity at Serra Grande in 2027. Optimize the crushing circuit to boost availability and throughput, turning higher volumes and grades into a falling AISC. Structured development program for operational and leadership levels, strengthening safety and culture to sustain the turnaround beyond 2026 . Insert photo First ore under the bottom - up method In Q 3 we began blending lower - grade stockpile with higher - grade underground ore under the new bottom - up method — the structural change driving recovery, productivity and expected to benefit 2027 production . Underground infrastructure and method transition are on plan . 17,440 - 1,116 24,402 Q1 2026 Q2 2026 Q3 2026 MSG Quarterly Adjusted EBITDA in 2026 (US$ thousand)

Third Quarter 2026 Results Financial Results

11 Adjusted EBITDA of US$237 million in Q3 2026, 13 th consecutive LTM increase. Net Debt/LTM Adjusted EBITDA of 0.2x at the end of Q3 and cash over US$ 400 million 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov Consolidated Financials – Summary page Net Revenues in US$ million Adjusted EBITDA 1 in US$ million Net Income Cash and Net Debt 1 in US$ million LTM Adjusted Ebitda LTM in US$ million Net Income Cash Net Debt LTM Net Revenue Income: 121 Mostly non cash losses related to gold hedges MTM ND / LTM EBITDA 27 Q3 2026 Q1 2025 - 73 8 6 - 20 95 218 135 - 49 - 79 89 299 428 Q3 2026 - 95 Adjusted Q1 2025 Net 272 280 64 118 115 168 179 198 168 351 286 268 248 418 Q2 2025 37 Q2 2025 Q3 2025 162 189 248 322 383 336 386 624 679 772 921 1,142 1,289 1,427 81 106 152 208 244 197 237 295 344 419 546 711 802 886 69 - 44 Q3 2025 Q4 2025 Q4 2025 73 Q1 2026 Q1 2026 109 Q2 2026 Q3 2026 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q2 2026 97 Q3 2026 Q2 2026 Q1 2026 Q4 2025 Q3 2025 Q2 2025 Q1 2025 0.2 0.2 0.2 0.3 0.2 0.8 0.9

12 Adjusted EBITDA of US$237 million, driven by changes in production/sales and gold prices Adjusted EBITDA 1 to Net Income Q3 2026 US$ million • Borborema: 69.8 • Minosa: 34.5 • Almas: 41.1 • Aranzazu: 60.1 • Apoena: 14.7 • MSG: 24.4 • Corporate and projects: (7.8) (13) 3 (32) (26) (43) 3 (2) Adjusted Foreign Deferred Unrealized Net Income Provision for Income tax Other Income Financial Depreciation Adjusted net income exchange taxes gain/(loss) contingent expense Expense and EBITDA over non - on derivative liabilities Amortization monetary transactions items 237 135 121 (4) Non - cash impact • Non - cash gain related to gold hedges: US$13 • Realized losses with gold hedges: US$ (33.6) 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov

Strong cashflow from operations, invested for growth and distributed to investors via dividends and buybacks Note: Adjusted Capex includes Sustaining Capex and Exploration Capex for the mines in production. Change in Cash and Equivalents – Q3 2026 (Managerial view) US$ million Investment for growth (63) Expansion CAPEX (2) 310 Subtotal (3) Interest Paid (net of swap derivatives) 182 Proceeds from Debt / Repayments Dividends and share repurchase Cash and Equivalents, June 30, 2026 (0) FX on cash & equivalents and others 418 Cash and Equivalents, September 30, 2026 (71) 237 Adjusted EBITDA 1 3 Exploration Expens e (40) Adjusted CAPEX 1 (20) (18) Changes in WC and others Income Taxes paid (6) Lease Payments (34) Realized losses w/ gold hedges 372 Subtotal (3) Other Exploration Expenses (2) Exploration CAPEX on Projects 248 372 310 418 (55) +124 + 158 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov

Contact: Investor Relations natasha.utescher@auraminerals.com ri@auraminerals.com www.auraminerals.com SAVE THE DATE AURA DAY 2026 Register now to join the event Scan to register